SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(a)

BEAMZ INTERACTIVE, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

07378U102

(CUSIP Number)

Joan W. Brubacher, 15354 N. 83rd Way, Suite 102
Scottsdale, AZ 85260, (480) 424-2053

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2013

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 07378U102	13D

1	names of reporting persons Joan W. Brubacher
2	check the appropriate box if a member of a group (A) (B)
3	sec use only
4	source of funds PF, OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 2,680,326
	8	shared voting power 0
	9	sole dispositive power 2,680,326
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 2,680,326
12	check box if the aggregate amount in row (11) excludes certain shares
13	percent of class represented by amount in row (11) 5.12%*
14	type of reporting person IN

*           Based on 52,317,079 shares of common stock of Beamz Interactive, Inc. that would be outstanding as of the date of this filing if the Joan W. Brubacher and Highland Consulting, Inc. exercised all warrants and other rights of acquisition and all other parties do not exercise any outstanding warrants and other rights of acquisition.

CUSIP: 07378U102

CUSIP: 07378U102	13D

1	names of reporting persons Highland Consulting, Inc.
2	check the appropriate box if a member of a group (A) (B)
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization Arizona, United States
number of shares beneficially owned by each reporting person with	7	sole voting power 2,365,000
	8	shared voting power 0
	9	sole dispositive power 2,365,000
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 2,365,000
12	check box if the aggregate amount in row (11) excludes certain shares
13	percent of class represented by amount in row (11) 4.52%*
14	type of reporting person CO

*           Based on 52,317,079 shares of common stock of Beamz Interactive, Inc. that would be outstanding as of the date of this filing if Highland Consulting, Inc. exercised all warrants and other rights of acquisition and all other parties do not exercise any outstanding warrants and other rights of acquisition.

CUSIP: 07378U102	13D

ITEM 1.                      SECURITY AND ISSUER.

This statement on Schedule 13D relates to shares of common stock, $0.001 per share (“Common Stock”) of Beamz Interactive, Inc. (the “Issuer”) and Series D Convertible Preferred Stock, $0.001 per share (“Series D Preferred”), of the Issuer, warrants (“Warrants”) of the Issuer, and Convertible Secured Subordinated Promissory Notes (“Convertible Notes”) of the Issuer which such Series D Preferred, Warrants, and Convertible Notes are convertible into the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 15354 N. 83rd Way, Suite 102, Scottsdale, AZ 85260.

ITEM 2.                      IDENTITY AND BACKGROUND.

The persons filing this statement are Joan W. Brubacher, an individual and Highland Consulting, Inc. (“Highland”), which is 100% owned by Ms. Brubacher who also serves as the sole director and president of Highland (collectively, the “Reporting Person”).  Highland is an Arizona corporation. The business address for the Reporting Person is 15354 N. 83rd Way, Suite 102, Scottsdale, AZ 85260.  Ms. Brubacher is currently serving as a director, the President, and Chief Financial Officer of the Issuer whose principle business address is listed in the last sentence of Item 1.  The principal business of the Issuer is the production of an interactive laser controller technology that can be implemented in a wide variety of music, game, therapy, education, senior care, lighting and consumer applications.  Highland is an entity which holds certain investments of Ms. Brubacher and serves as her vehicle for consulting relationships.  The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.  Ms. Brubacher is a citizen of the United States of America.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person’s acquisitions have come from two sources.  First, grants of shares have been awarded to Ms. Brubacher or Highland (at her designation) by the board of directors of the Issuer (the “Board”) in exchange for her service as a director, president and chief financial officer of the Issuer.  The Board granted Ms. Brubacher 50,000 shares of Common Stock on March 8, 2013 in exchange for her service as a director and as the head of the audit committee of the Issuer.  Highland received 1,600,000 shares of restricted Common Stock on July 12, 2013 upon the execution of a Consulting Agreement with the Issuer pursuant to which Ms. Brubacher agreed to serve as president and chief financial officer of the Issuer.  The board granted 40,000 shares of restricted Common Stock to Highland on April 16, 2014 at the direction of Ms. Brubacher in exchange for her service as a director of the Issuer.  The board granted 500,000 shares of restricted Common Stock to Highland on April 18, 2014 at the direction of Ms. Brubacher in exchange for her service as president and CFO of the Issuer.

Second, the Reporting Person has acquired Convertible Notes and Warrants pursuant to the Note Agreement.  The Issuer entered into a 2013 Convertible Debt and Security Agreement dated May 1, 2013, which has been amended and restated as of February 21, 2014 (the “Note Agreement”), which governs the Convertible Notes.  The interest rate on the Convertible Notes is 10% per annum.  In connection with entering into the Note Agreement and the Convertible Notes, the Reporting Person received Warrants to purchase one share of Common Stock for each $2 of principal amount of the Convertible Notes, at an exercise price of $0.02 for issuances prior to February 21, 2014.  For Convertible Notes entered into subsequent to February 21, 2014, the Reporting Person received warrants to purchase one share of Common Stock for each dollar of principal amount, at an exercise price of $0.02.  The Convertible Notes provide that each noteholder may convert any or all of the principal balance of, and accrued, but unpaid interest into shares of Common Stock at any time at their option.  The conversion price for Convertible Notes issued prior to February 21, 2014 is $0.40 of principal per share of Common Stock and the conversion price for Convertible Notes issued subsequent to February 21, 2014 is $0.20 of principal per share of Common Stock.  Upon completion by the Issuer of an equity financing of $2,000,000 or more, the outstanding principal and accrued but unpaid interest under the Convertible Notes shall automatically convert into the same securities and at the same price as the equity financing.  Ms. Brubacher received a Convertible Note with a principal amount of $50,000 and the accompanying Warrants in exchange for a $50,000 in cash loan to the Issuer.  Highland received a Convertible Note with a principal amount of $18,000 and the accompanying Warrants (at the post February 21, 2014 rate) in exchange for the conversion of an $18,000 receivable owed by the Issuer to Highland.  Highland received a Convertible Note with a principal amount of $19,500 and the accompanying Warrants in exchange for $19,500 in cash loan to the Issuer.

CUSIP: 07378U102	13D

ITEM 4.                      PURPOSE OF TRANSACTION.

Except for the matters set forth in this Items 3 and 5, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person may determine to acquire additional Common Stock through open market purchases or otherwise, sell Common Stock through the open market or otherwise, or otherwise engage or participate in a transaction without the purpose or effect of changing or influencing the control of the Issuer.  Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that the Reporting Person will take any such actions.  The Reporting Person reserves the right to change their intentions and to develop plans or proposals that could result in any of the transactions described in subparagraphs (a) through (j) above, or any other transaction which the Reporting Person believes could enhance shareholder value.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

(a)  As of the date hereof, Highland may be deemed to be the beneficial owner of 2,365,000 shares of Common Stock, representing approximately 4.52% of the Issuer’s outstanding shares of Common Stock (based on a total number of issued and outstanding shares of Common Stock of 52,317,079).  The shares beneficially owned by Highland consist of (i) 2,140,000 shares of Common Stock of which Highland is the registered owner, (ii) Convertible Notes convertible into 187,500 shares of Common Stock, and (iii) Warrants to purchase 37,500 shares of Common Stock. As of the date hereof, Ms. Brubacher may be deemed to be the beneficial owner of 2,680,326 shares of Common Stock, representing approximately 5.12% of the Issuer’s outstanding shares of Common Stock.  The shares beneficially owned by Ms. Brubacher consist of (i) all of the shares beneficially owned by Highland, (ii) 135,143 shares of Common Stock of which Ms. Brubacher is the registered owner, (iii) Series D Preferred convertible into 30,183 shares of Common Stock, (iv) Convertible Notes convertible into 125,000 shares of Common Stock, and (v) Warrants to purchase 25,000 shares of Common Stock.

CUSIP: 07378U102	13D

Other than as set forth above, the Reporting Person named herein is not the beneficial owner of any shares of the Issuer’s Common Stock.

(b)  Ms. Brubacher has the sole power to vote and dispose or direct the disposition of 2,680,326 shares of Common Stock.  Highland has the sole power to vote and dispose or direct the disposition of 2,365,000 shares of Common Stock.

(c)  As described in Item 3 above Highland received a total of 540,000 shares of restricted Common Stock (40,000 on April 16, 2014 and 500,000 on April 18, 2014) in the past 60 days as compensation for Ms. Brubacher’s service as director, president, and chief financial officer of the Issuer.  As further described in Item 3 above Highland acquired a Convertible Note with a principal amount of $19,500 (convertible into 97,500 shares of Common Stock) and Warrants to purchase 19,500 shares of Common Stock on April 22, 2014 in exchange for $19,500 in cash loan to the Issuer to be repaid in accordance with the Note Agreement and the Convertible Note.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Ms. Brubacher is the 100% owner, sole director, and president of Highland.  Other than as described herein, there are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person with respect to securities of the Issuer.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement

CUSIP: 07378U102	13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2014

JOAN W. BRUBACHER /s/Joan W. Brubacher Joan W. Brubacher HIGHLAND CONSULTING, INC. /s/Joan W. Brubacher Joan W. Brubacher, its President

CUSIP: 07378U102	13D

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe such information is inaccurate.

Date: August 19, 2014

JOAN W. BRUBACHER /s/Joan W. Brubacher Joan W. Brubacher HIGHLAND CONSULTING, INC. /s/Joan W. Brubacher Joan W. Brubacher, its President